05010130

RECEIVED

2005 AUG -2 A 11:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

18 July 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

encl

ventracor

asx announcement

**First American Implant -- First Third Generation Heart Assist Device Trialled in USA**

**Sydney, 18 July 2005:** Ventracor Limited (ASX: VCR) announced today the first implant in the United States of the VentrAssist™ Left Ventricular Assist System (LVAS).

The procedure was performed by a team led by Professor Bartley P. Griffith, M.D. at the University of Maryland Medical Center in Baltimore. The first US implant of the VentrAssist is part of an FDA-approved feasibility study in 10 patients at up to five hospitals across the United States. The trial is managed in part by the International Center for Health Outcomes and Innovation Research (InCHOIR).

Dr. Griffith said: "We are very pleased to participate in the clinical trial of the VentrAssist, and hope that this new technology will be shown to provide new hope for the thousands of people suffering from end stage heart failure."

Ventracor Limited Chief Executive Officer, Colin Sutton PhD, said: "With each implant, we are adding to the body of clinical evidence and experience. The first VentrAssist implant in the United States was only possible due to the tireless work and dedication of a worldwide team of people in Australia, US and Europe." Dr Sutton noted that to date nearly 30 patients had been implanted with the VentrAssist globally.

**Dr. Griffith -** is Chief of the Division of Cardiac Surgery and Director of Heart and Lung Transplantation in the Department of Surgery at the University of Maryland Medical Center and is a Professor of Surgery at the University of Maryland School of Medicine. Prior to his arrival at the University of Maryland, Dr. Griffith served as Vice Chair, Department of Surgery at the University of Pittsburgh School of Medicine, where he was also Chief of Cardiothoracic Surgery and the Henry T. Bahnson Professor of Surgery.

**Congestive Heart Failure -** in the United States, congestive heart failure (CHF) affects about five million people, or two percent of the population. There are an estimated 550,000 new cases diagnosed each year, and around 45,000 deaths from CHF.

**Ventracor -** is a global medical device company that has developed a blood pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company hopes to bring the VentrAssist™ to the global market in record time, and expects to obtain a significant share of the huge potential market.

*For further information, please contact:*


*Andrew Geddes*
*Manager, Investor Relations*
*Ventracor Limited*
*T: + 61 2 9406 3086*
*E: andrew.geddes@ventracor.com*


*For media interviews with Dr. Griffith, please contact*


*Bill Seiler*
*Assistant Director, Media Relations*
*University of Maryland Medical Center and*
*University of Maryland School of Medicine*
*T: 410-328-8919*
*E: bseiler@umm.edu*